

September 6, 2011

Via Certified Mail
Matthew J. Zouvas
President and Chief Executive Officer
Alternative Energy Media, Inc.
3160 Camino Del Rio South, #310
San Diego, CA 92108

> **Re: Alternative Energy Media, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 9, 2011**
> **File No. 333-176169**

Dear Mr. Zouvas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Rule 419 of Regulation C, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In this regard, in discussing the definition of a blank check company in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." Please see Release No. 33-6932. Your disclosure indicates that you are a development stage company that was formed to "provide Internet search and advertising services that facilitate access to alternative energy information relevant to specific topics of interest, products and related services on the Internet." However, we note that you have a limited operating history, no customers, no revenues, a net operating loss of $5,950, and it appears that you have only minimally implemented your business model.

To date, it seems as if you have taken few substantive steps in furtherance of a business plan. We further note your acknowledgement of the need to acquire additional assets or other businesses in order to cease being a "shell company."

In this regard, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.

Registration Statement Cover Page

2. We note you have disclosed your primary SIC code as 7189. The SIC code for your company in the EDGAR system appears to be 7389. Please revise your cover page accordingly. You may also wish to consult the SIC Code List, which is available on our website at http://www.sec.gov/info/edgar/siccodes.htm.

Calculation of Registration Fee, page 2

3. The registration fee is $116.10 per $1,000,000 (prorated for amounts less than $1,000,000). Please amend your calculation of the registration fee table accordingly. Please see Section 6(b) of the Securities Act.

Prospectus Cover Page, page 2

4. Please state prominently on the prospectus cover page that you are an early stage company with no financial resources and your auditor's have questioned your ability to continue as a going concern.

5. Since your offering will be self-underwritten and there is no minimum amount of shares that must be sold, please clearly disclose that you will lose money from the offering and that the maximum proposed aggregate proceeds of the offering are substantially less than the proposed costs to complete the offering. Please see Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 4

6. Please revise the last sentence of the second paragraph to remove the implication that you do not have an obligation to update your prospectus for any material changes. Please confirm your understanding in this regard.

7. Please clarify your indication in the penultimate paragraph on page 4 to state that raising funds in order to begin marketing will not be accomplished through this offering; further, please state that you will need to raise additional funds through a separate offering in

order to fund the expenses of this offering and to begin your marketing efforts. Please also clarify what "internal resources" you are referring to in the same paragraph.

About Alternative Energy Media, Inc., page 4

8. We note your disclosure in the last two sentences of the third paragraph in this section. Please clarify where in the Exchange Act the term "development stage" is defined. Please also revise to specify that you have generated no revenues.

9. We note your disclosure that you have begun your "planned principal operations." Please detail what steps you have taken to begin these planned principal operations.

10. We note your disclosure in the penultimate sentence of the fourth paragraph in this section. Please state the total number of websites you intend to launch.

Risk Factors, page 6

2. Because we have only recently commenced business operations…, page 7

11. We note your disclosure that "[w]e were formed in June 2011. All of our efforts to date have related to developing our business plan and beginning business activities." Please revise the heading of this risk factor to clarify that you have not commenced business operations. Please also review and thoroughly revise your filing to remove the implication that you have commenced business operations and to state that you had no revenues, as opposed to "substantially" no revenues.

6. Fluctuations in our financial results…, page 7

12. We note your disclosure in this risk factor discussing expected quarterly fluctuations in your industry. As appropriate, please revise your Seasonality discussion on page 20.

10. There are significant potential conflicts of interest, page 8

13. Please elaborate upon this risk factor to make it more specific to you and your business. Specifically, considering you have one employee, clarify how Mr. Zouvas has conflicts of interest in allocating time to you and his other business activities.

11. Because we have nominal assets and no significant revenue…, page 9

14. Please revise this risk factor to remove the references to "significant" in reference to your revenue.

20. The proposed aggregate proceeds of the Offering are less than…, page 10

15. We note your statement that the proposed aggregate proceeds from the offering are substantially less than the proposed costs to complete this offering and that you will "receive no financial benefit from the completion of this Offering." In the forepart of your prospectus, please clarify why you are undertaking this offering.

21. The interests of shareholders may be hurt because we can issue shares of our common stock to individuals…, page 11

16. Please consider removing this risk factor as it appears to address the same risk discussed in risk factor 28.

24. Any market that develops in shares of our common stock…, page 12

17. Please revise to state that the threshold price referenced in the second paragraph of this section is $5.00. Please see Rule 3a51-1(d) of the Exchange Act. Please also make similar revisions on page 33. Please review your entire filing for compliance with the comment.

26. Any trading market that may develop…, page 13

18. We note your disclosure in this section as well as your disclosure on page 34. Please reconcile the number of states in which you may not be able to qualify for a manual exemption in light of this disclosure.

31. Because we are not subject to compliance…, page 14

19. Mitigating language is inappropriate for risk factor discussion. Please delete the first sentence of the third paragraph in this risk factor.

Management's Discussion and Analysis or Plan of Operation, page 18

Operations, page 18

20. Please clarify the date in the second sentence of this section. It appears the correct date should be June 30, 2011.

21. It does not appear that any of your web-sites are operational at this time. As a result, your indication that you failed to earn any revenue for traffic that visited your sites is unclear. Please revise to clearly state that your web-sites are not operational or advise.

Liquidity, page 18

22. We note your disclosure in this section that "[w]e will pay all costs relating to this Offering estimated at $65,000. This amount will be paid as and when necessary and required or otherwise accrued on our books and records until we are able to pay the full amount due…" We further note your disclosure on page II-1 that legal fees and expenses account for $50,000 of the estimated $65,000 in expenses associated with this registration statement. Given the costs relative to the proceeds of the offering, please clarify whether or not you have any payment arrangements in place with your legal advisors. Please also indicate the order of priority in how your expenses set forth in Item 13 on page II-1 will be allocated in the event (i) the maximum proceeds are received and (ii) none of the proceeds are received. Please see Instruction 1 to Item 504 of Regulation S-K.

23. We note your indication here that you plan to begin work to update and enhance your three web-sites in the next couple months and you provide estimates of the costs necessary per site in order to accomplish such work. Please clarify why, as you indicate in the next paragraph, you have not sought any funding source yet and how you believe you will be able to begin such work "in the next couple months" if you have not sought any funding. If instead you plan to utilize the resources of your president, as you indicate here, please state how much he is willing to lend and on what terms.

24. We note your disclosure in the third paragraph on page 19 stating that "we will not yet be subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 until we exceed $75 million in market capitalization." Please note that you are currently subject to Section 404(a) of the Sarbanes-Oxley Act. Please revise and confirm your understanding in this regard.

Business, page 20

25. We note your statement in the second paragraph that your "three domain names or websites…are currently available online in various forms, and otherwise may be redeveloped during the next few months, with additional content and technology partners to provide online alternative energy media related services."   We further note your statement in the second paragraph on page 18 that "[w]e incurred minor costs to maintain the websites and failed to earn any revenue for traffic that visited our sites for the period ended June 30, 2011." For each of your websites, please state the current status of development (e.g. functional, domain name reserved, etc.).   Please also state the costs incurred to-date for maintaining these websites and what steps you will need to take in order to begin earning revenues.

26. Please enhance your disclosure to specify the types of "products" and "services" referenced in the second and third bullet points on page 21. To the extent helpful, please provide examples of these products and services and clarify whether you will provide such services and products or simply serve as a portal to others.

27. We note your disclosure in the first paragraph on page 19 and the third paragraph on page 22. Please thoroughly revise your filing to discuss in sufficient detail your anticipated plan of operation. In your revised disclosure, please discuss:

    - the types of "systems and controls" you have implemented;
    - your marketing strategy and how you intend to attract retailers;
    - the types of updates and enhancements you plan on making to your websites; and
    - the types of retailers you intend to attract.

    For the first three bullet points above, please provide an approximate time frame and associated cost.

Property, page 23

28. We note your office is provided to you free of charge. Please describe the arrangement(s) under which you receive this space free of charge.

Directors, Executive Officers, Promoters and Control Persons, page 23

29. We note your disclosure on page 4 that you provide "consulting services to various other companies on a per-project basis." Please revise your biography to reflect this experience and specify the services provided and the types of companies to which they are provided.

30. Please state whether you have held any other directorships during the past five years in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of the Exchange Act. We note a Form 8-K/A filed on December 1, 2006 by Power-Save Energy Company listing you as a director. Please revise to include this as well as all other relevant directorships. Please see Item 401(e)(2) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 24

31. We note your statement that "[e]xcept as described below, during the past five years, no present director, executive officer or person nominated to become a director or an executive officer of AEM…" Please note that the disclosure required by Item 401(f) of Regulation S-K requires such disclosure for the past ten years with respect to your directors and executive officers, which differs from the five year period called for by paragraph (g) of such Item. Please revise. Please also revise to state whether or not there are any exceptions to your disclosure in this section. To the extent there are no exceptions, please delete the clause "[e]xcept as described below."

Certain Relationships and Related Transactions, 27

> 32. Please file the agreement by which you received the three domain names and websites from Windstream Partners, LLC. Please see Item 601(b)(10) of Regulation S-K.

Plan of Distribution, page 31

State Securities – Blue Sky Laws, page 34

> 33. We note your statement in the penultimate paragraph of this section that you intend "to consider becoming a 'reporting issuer' under Section 12(g) of the Exchange Act, as amended, by way of filing a Form 8-A with the SEC." We further note your disclosure in the last paragraph on page 14 and third paragraph of page 35 that you do not have any current plans to file a Form 8-A. Please clarify whether or not you intend to file a Form 8-A.

Financial Statements, page F-1

Notes to Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

> 34. Please disclose your fiscal year end.

> 35. Please disclose whether acquired websites-domain names are subject to amortization and also disclose the weighted-average amortization period, as applicable. Refer to ASC 350-30-50-1.

> 36. Financial statements containing audit reports that contain going concern language should contain prominent disclosure of the company's viable plans to overcome such difficulties. Please revise to include a reasonably detailed discussion of your ability (or inability) to generate sufficient cash to support your plan of operations during the twelve-month period following the date of the most recent balance sheet presented. Your discussion should address your expected sources and demands for cash including commitments, if any, from your shareholders to provide capital or loans.   Please refer to Section 607.02 of the Financial Reporting Codification.

Exhibit 5.1

> 37. Please either remove the words "each as amended to date" in the second paragraph or refile an opinion on the day you want the registration statement to go effective.

Exhibit 23.1 Consent

38. We note the auditors consent refers to an audit report date of June 8, 2011, but the auditor's report on page F-2 is dated August 8, 2011. Please have your auditor revise the consent to address this discrepancy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant

cc: Blair Krueger, Esq.
        The Krueger Group, LLP
        7486 La Jolla Boulevard
        La Jolla, California 92037